

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Mr. Weiliang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen, China

   Re: China Ceetop.com, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed July 10, 2013
      Preliminary Information Statement on Schedule 14C
      Filed December 28, 2012
      File No. 000-53307

Dear Mr. Liu:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Mara L. Ransom

          Mara L. Ransom
          Assistant Director